UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 000-28996

ELBIT IMAGING LTD.

(Translation of Registrant’s Name into English)

7 MOTA GUR STREET, PETACH TIKVA, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein are the proxy statement and proxy card to be sent to shareholders of Elbit Imaging Ltd. in connection with its Annual and Special General Meeting of Shareholders scheduled for December 14, 2017.

This Report on Form 6-K is hereby incorporated by reference into Elbit Imaging Ltd.’s registration statement on Form F-1 (registration statements no. 333-194519), Registration Statement on Form F-3 (registration statement no. 333-172122) and Registration Statements on Form S-8 (registration statements Nos. 333-117509, 333-130852, 333-136684 and 333-152820), and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2017	ELBIT IMAGING LTD.
(Registrant)

	By:	/s/ Ron Hadassi
Ron Hadassi
Chairman of the Board of Directors

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ELBIT IMAGING LTD.

7 Mota Gur Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

Dear Shareholder,

You are invited to attend the 2017 Annual and Special General Meeting of Shareholders (the “Meeting”) of Elbit Imaging Ltd. to be held at 11:00 a.m. (Israel time) on December 14, 2017, at our offices at 7 Mota Gur Street, Petach Tikva, Israel.

The purposes of the Meeting are set forth in the accompanying Notice of Annual and Special General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ’‘FOR’’ all the proposals on the agenda.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy at your earliest convenience so that it will be received no later than four hours before the Meeting.

Thank you for your continued cooperation.

Very truly yours,

RON HADASSI
Chairman of the Board of Directors

Petach Tikva, Israel

November 7, 2017

ELBIT IMAGING LTD.

7 Mota Gur Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

NOTICE OF 2017 ANNUAL AND SPECIAL GENERAL MEETING

OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that the 2017 Annual and Special General Meeting of Shareholders (the “Meeting”) of Elbit Imaging Ltd. will be held at 11:00 a.m. (Israel time) on December 14, 2017, at our offices at 7 Mota Gur Street, Petach Tikva, Israel.

Throughout this Notice of Annual and Special General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as “Elbit”, “we”, “us”, “our” and “our company” to refer to Elbit Imaging Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To approve the appointment of the company’s Chairman to serve also as the company’s CEO.
2.	To approve an amendment to the compensation package of our Chairman, Mr. Ron Hadassi for his services as both the Chairman and the CEO of the Company for a period of three years as of January 1, 2018.
3.	To approve an amendment to the compensation package for our current CEO, Mr. Doron Moshe.
4.	To approve the consulting fees for Mr. Doron Moshe (our current CEO) in respect of consulting services he will provide to the Company as of January 1, 2018 (i.e, after termination of his services as CEO).
5.	To approve an amendment to the compensation of our CFO, Mrs. Yael Naftali.
6.	To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz.
7.	To reappoint of the following incumbent directors: Alon Bachar, Ron Hadassi, Boaz Lifschitz, Nadav Livni and (the “Nominees”), each to hold office until the close of the next Annual General Meeting of Shareholders.
8.	To appoint Ms. Nitzan Gozlan as a director on the Company’s Board of directors, until the close of the next Annual General Meeting of the Shareholders.
9.	To approve compensation for the Nominees and for Ms. Nitzan Gozlan, other than our Chairman of the Board, Mr. Ron Hadassi.
10.	To approve amendments to the Company Articles of Association and letter of indemnification regarding the indemnity amount.
11.	To appoint Kost Forer Gabbay & Kasierer (A Member of EY Global) (“EY Israel”), as our independent auditors until the next annual general meeting of shareholders and to authorize the Company’s Board of Directors to determine their fees.
12.	To discuss our financial statements for the year ended December 31, 2016.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on November 14, 2017 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are invited to attend the Meeting in person.

If you are unable to attend the Meeting in person you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope, provided it is received by us at least four (4) hours before the Meeting. Your proxy may be revoked at any time before it is voted by returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares). If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange (“TASE Member”), and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable TASE Member, confirming your ownership of our Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. In addition, you will be able to vote your Shares electronically via the electronic voting system of the Israel Securities Authority. You may receive guidance on the use of the electronic voting system from the TASE Member through which you hold your Shares. You will be able to vote your Shares through the electronic voting system, following a registration process, no later than six (6) hours before the time of the Meeting.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior joint holder of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors,

RON HADASSI
Chairman of the Board of Directors

Petach Tikva, Israel

November 7, 2017

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY

If you have any questions, or have any difficulty voting your shares, please contact

Doron Moshe, CEO, at +972-3-6086000.

ELBIT IMAGING LTD.

7 Mota Gur Street, Petach Tikva, Israel

Tel: (972-3) 608-6000

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, no par value (the “Shares”), in connection with the solicitation of proxies by our Board of Directors (the “Board of Directors”) for use at the 2017 Annual General Meeting of Shareholders (the “Meeting”) to be held on December 14, 2017 at 11:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

Throughout this Proxy Statement, we use terms such as “Elbit”, “we”, “us”, “our” and “our Company” to refer to Elbit Imaging Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows

1.	To approve the appointment of the company’s Chairman to serve also as the company’s CEO.
2.	To approve an amendment to the compensation package of our Chairman, Mr. Ron Hadassi, for his services as both the Chairman and the CEO of the Company for a period of three years as of January 1, 2018.
3.	To approve an amendment to the compensation package for our current CEO, Mr. Doron Moshe.
4.	To approve the consulting fees for Mr. Doron Moshe (our current CEO) in respect of consulting services he will provide to the Company as of January 1, 2018 (i.e., after termination of his services as CEO).
5.	To approve an amendment to the compensation of our CFO, Mrs. Yael Naftali for her services as both the CFO of the Company and the CEO of Elbit Medical Technologies Ltd. as of January 1, 2018.
6.	To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz.
7.	To reappoint of the following incumbent directors: Alon Bachar, Ron Hadassi, Boaz Lifschitz, Nadav Livni (the “Nominees”), each to hold office until the close of the next Annual General Meeting of Shareholders.
8.	To appoint Ms. Nitzan Gozlan as a director on the Company’s Board of directors, until the close of the next Annual General Meeting of the Shareholders.
9.	To approve compensation for the Nominees and for Ms. Nitzan Gozlan, other than our Chairman of the Board, Mr. Ron Hadassi.
10.	To approve amendments to the Company Articles of Association and letter of indemnification regarding the indemnity amount.
11.	To appoint Kost Forer Gabbay & Kasierer (A Member of EY Global) (“EY Israel”), as our independent auditors until the next annual general meeting of shareholders and to authorize the Company’s Board of Directors to determine their fees.
12.	To discuss our financial statements for the year ended December 31, 2016.

Currently, we are not aware of any other matters that will come before the Meeting.

At least two holders of Ordinary Shares present in person or by proxy, holding or representing in the aggregate at least one-third of our voting power, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, then the Meeting will stand adjourned to the same day in the next day, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

The affirmative vote of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on each matter is required to constitute approval of Items Six, Seven, Eight, Nine, Ten and Eleven.

Pursuant to the Israeli Companies Law, 5759 – 1999 (the “Companies Law”) the approval of Items One, Two, Three, Four and Five requires the affirmative vote of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on each matter, provided that either: (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution vote in favor of the resolution; or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution, who vote against the resolution do not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on these proposals indicate whether he has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal.

Under the Companies Law, a “personal interest” means: a personal interest of a person in the respective action or transaction of a company, including: (i) a personal interest of that person’s spouse, brother or sister, parent, grandparent, child, such persons spouse’s child, brother, sister or parent or the spouse of any of the above (“Relatives”); and (ii) a personal interest of another entity in which that person or any of his or her Relatives either: (a) holds five percent (5%) or more of such entity’s issued share capital or voting rights; (b) has the right to appoint: (1) one or more directors to such entity’s board of directors; or (2) the chief executive officer thereof; or (c) is a member of such entity’s board of directors or serves as the chief executive officer thereof; but excluding a personal interest resulting merely from holding such company’s shares.

In addition, under the Companies Law, in case of a person voting by proxy for another person, a “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

According to the Companies Law, even if the shareholders do not approve the proposals on Items two, three and four, the Compensation Committee and the Board of Directors may thereafter approve the proposals, provided that their resolutions based on detailed reasoning and a reconsidering of the proposals and the opposition of the shareholders.

This Proxy Statement and the accompanying proxy card are also available to the public on the website of the Securities and Exchange Commission (“SEC”) at http://www.sec.gov.

VOTING PROCEDURES; EXPRESSING POSITIONS

Registered Shareholders

Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person (provided that they present the Company with their identity card, passport or certificate of incorporation), or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelope or to the Company’s offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Shareholders in “Street Name” whose Shares are held through AST.

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through American Stock Transfer & Trust Company, LLC (“AST”), must either direct the record holder of their Shares how to vote their shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your bank, broker or other record holder regarding how to instruct them to vote your shares.

Shareholders in “Street Name” whose Shares are held through TASE Member

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, who is a member of the TASE, may vote their Shares either (i) in person or by delivering to the Company an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by the TASE Member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended; or (ii) by completing the enclosed proxy card, signing and dating it and mailing it to the Company’s offices together with an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by the TASE Member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended; or (iii) electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than December 14, 2017 at 05:00 a.m. Israel time (i.e. six hour before the Meeting). You may receive guidance on the use of the electronic voting system from the TASE Member through which you hold your Shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the shares represented by the proxy will be voted “FOR” all of the proposals set forth above. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company no later than December 14, 2017 at 7:00 a.m. Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, the chairman of the Meeting may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Proxies for use at the Meeting that are being solicited by our management and Board of Directors will be mailed to shareholders and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor. We will bear the entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials. We will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to record holders and beneficial owners of Shares.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 7 Mota Gur Street, Petach Tikva, Israel, Attention: Mr. Doron Moshe, or by facsimile to +972-3-608-6050, no later than December 4, 2017. Any position statement received will be furnished with the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING SHARES AND VOTING RIGHTS

As of November 7, 2017, we had 9,190,808 shares outstanding. Only shareholders of record at the close of business on November 14, 2017 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. The voting rights of all shareholders are the same. Each Share is entitled to one vote upon each item on the agenda.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of July 25, 2017 concerning: (i) persons or entities who, to our knowledge, beneficially own 5% or more of our outstanding Shares; and (ii) the number of Shares beneficially owned by all of our current directors and officers as a group1:

Name	Number of Shares	Percentage of Shares[2]
York Global Finance Offshore BDH (Luxembourg) S.à.r.l3	1,802,428	19.6%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates[4]	1,313,180	14.3%
All of our officers and directors as a group	12,815	0.14%

Item No. 1

APPROVAL OF THE APPOINTMENT OF THE COMPANY’S CHAIRMAN TO SERVE AS
BOTH THE COMPANY’S CHIRMAN AND CEO

Background

On July 31, 2017 the Company announced that Mr. Doron Moshe, its CEO, will cease to serve as the CEO effective as of January 1, 2018.

Therefore the Company is required to appoint a new CEO who would commence his term of office on January 1, 2018.

The Company’s Board of Directors has approved the appointment of our Company’s chairman, Mr. Ron Hadassi, to serve as both the chairman and CEO of the Company for the reasons listed below.

Under the Companies Law, a company may appoint its chairman to serve as both the company’s chairman and CEO, provided that such a resolution is approved by the general meeting of shareholders in a special majority vote and that the decision will remain in effect for a period of three (3) years as of January 1, 2018.

[1]	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes any Shares over which a person exercises sole or shared voting or investment power. All shares subject to options, are currently exercisable and are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC. Unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors and officers may include Shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership.
[2]	The percentages of ownership are based on 9,190,808 Shares outstanding as of November 7, 2017.
[3]	Based on information received from the shareholders on the last general meeting held on July 25, 2017. York Capital Management Global Advisors, LLC (“YGA”) is an SEC registered investment adviser. YGA controls York Global Finance Manager, LLC, which is the manager of York Global Finance Offshore BDH, LLC, which is the 100% shareholder of York Global Finance Offshore BDH (Luxembourg) S.à.r.l (“BDH”), which, in turn, holds our Shares. Accordingly, YGA is deemed to have beneficial ownership over the Shares directly owned by BDH. James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.
[4]	Based on information received from the shareholders on the last general meeting held on July 25, 2017. This group consists of M.H. Davidson & Co., Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., Davidson Kempner International Ltd., Davidson Kempner Distressed Opportunities Fund LP and Davidson Kempner Distressed Opportunities International Ltd. Voting and dispositive authority over the ordinary shares is held by Davidson Kempner Capital Management LP, and Messrs. Thomas L. Kempner, Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman are responsible for the voting and investment decisions relating to such Shares.

Reasons for the Proposal

●	The Company operate in a complex environment of multidisciplinary activity that spreads over various countries, with the Company’s principal activity being the realization of its assets in accordance with the debt restructuring plan between the Company and its creditors and shareholders (dated 2014) (the “Restructuring Plan”).

●	It will take a long time for a new CEO to learn the Company’s business and would be less helpful to the Company in the short term.

●	Furthermore, the consolidation of the roles is in the best interests of the Company, since it will lead to a significant reduction in the Company’s expenses.

●	On the other hand, the Chairman is part of the small team that currently manages the Company’s business. He knows the Company in depth and is involved in all the negotiations for the realization of its assets.

●	The Chairman has accompanied the Company from the period of the Restructuring Plan and has an acquaintance and connections with its creditors and shareholders, which is a significant factor in conducting the business of the Company.

●	The Chairman has proper education and experience and is suited to serve as both Chairman and CEO, and has proved himself during the period he has served as Chairman.

●	Moreover, the Chairman successfully served as both Chairman and CEO during 2014.

●	In light of all the above, the first priority is that the Chairman will also assume the position of CEO of the Company and increase the scope of his position accordingly.

●	The Board of Directors believes that the unification of the positions will not harm the Company and is certainly preferable to the absorption of a new CEO that will take a long time to study the Company and be of any assistance.

Required Approval

Pursuant to the Companies Law, the approval of the appointment of our Chairman, Mr. Hadassi, to serve as both Chairman and CEO of the Company, requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest (as defined above) in the resolution vote in favor of the proposal; or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the proposal who vote against the proposal does not exceed two percent of the outstanding voting power in the Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not he has such a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve, subject for the approval by the Meeting of Item No. 2, the appointment of the Company’s Chairman, Mr. Ron Hadassi, to serve as both the Company’s Chairman and CEO for a period of three (3) years commencing from January 1, 2018.”

The Audit Committee and Board of Directors recommend a vote FOR approval of the proposed resolution. If the resolution in Item 2 below is not approved, than it will be considered as if the Meeting voted against the resolution in this Item 1.

Item No. 2

APPROVAL OF THE AMENDMENTS TO THE COMPENSATION PACKAGE FOR OUR CHAIRMAN, MR. RON HADASSI FOR HIS SERVICES AS BOTH THE CHAIRMAN AND THE CEO OF THE COMPANY

At the Meeting, and subject for the approval by the Meeting of Item No. 1, you will be asked to approve the amendments to the compensation package for Mr. Ron Hadassi for his services as both the Chairman and the CEO of the Company, as detailed in Exhibit A, as of January 1, 2018.

Pursuant to the Companies Law, approval of compensation terms to CEO requires the approval of the Compensation Committee, Board of Directors and the approval of the shareholders (with a special majority vote), in that order.

Background

Our Chairman’s current compensation terms (which were approved by the shareholders meeting held on October 13, 2016) are in consideration for Mr. Hadassi’s services as (i) Chairman of our Board of Directors, (ii) Chairman of the Board of Directors of our subsidiary Elbit Medical Technologies Ltd., and (iii) any services performed for other subsidiaries of the Company.

Subject to the approval of Item No. 1 and appointment of Mr. Hadassi to serve as both the Chairman and CEO of the Company, as of January 1, 2018, it is proposed to amend Mr. Hadassi’s compensation package to match his new position as both the Chairman and CEO.

Reasons for the Proposal

●	The proposed compensation constitutes an appropriate consideration for Mr. Hadassi’s for the roles he assumes and the responsibility he is given, taking into account, among other things, that the company is currently managed based on a limited number of officers and that Mr. Hadassi is one of those officers and as such he has a decisive contribution to the Company.

●	The proposed compensation does not exceed the compensation paid to the Company’s current CEO (without taking into account the compensation paid to Mr. Hadassi by Plaza centers N.V. for his services as chairman of the board of directors of Plaza centers N.V.).

●	The proposed compensation does not deviate from the limits set in the Company’s Compensation Policy (without taking into account the compensation paid to Mr. Hadassi by Plaza centers N.V. for his services as chairman of the board of directors of Plaza centers N.V.).

●	The Company’s Board of Directors believes that the proposed compensation also matches the qualifications, education and experience of Mr. Hadassi, as well as his achievements in the years in which he serves as Chairman.

●	The consolidation of the roles of Chairman and CEO is expected to save the Company [solo] an amount of approximately NIS 750,000 per year.

Required Approval

Pursuant to the Companies Law, the approval of compensation for the role of a CEO requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest (as defined above) in the resolution vote in favor of the proposal; or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the proposal who vote against the proposal does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether or not he has such a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve, subject for the approval by the Meeting of Item No. 1, the amendments to the compensation package for Mr. Hadassi for his services as both the Chairman and the CEO of the Company, as detailed in Exhibit A, as of January 1, 2018.”

The Board of Directors recommends a vote FOR approval of the proposed resolution. If the resolution in Item 1 above is not approved, than it will be considered as if the Meeting voted against the resolution in this Item 2.

Item No. 3

APPROVAL OF AN AMENDMENT TO THE COMPENSATION PACKAGE FOR OUR CEO, MR. DORON MOSHE

At the Meeting, you will be asked to approve amendments to the compensation package of our current CEO, Mr. Doron Moshe.

Pursuant to the Companies Law, approval of compensation terms to the CEO is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders (with a special majority vote), in that order.

Background

The CEO’s compensation package was approved by previous general meeting of shareholders held on March 31, 2016. For additional information regarding the current compensation package of Mr. Doron Moshe see Item 2 to the form 6-K that the Company filed on February 24, 2016.

As part of the CEO’s compensation package he is entitled to, inter alia, a cash bonus of up to five (5) monthly salaries for meeting Company goals determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy (“Ordinary Bonus”) and provided, however, that the financial statement of the Company do not include a note regarding Going concern (“Going Concern Note”).

Notwithstanding the provisions of the Company’s Compensation Policy, it is proposed to approve that in case there is a Going Concern Note, that the entitlement to the Ordinary Bonus for the year 2016 and/or 2017 (as applicable) will be brought for further discussion and approval before the Compensation Committee, which will decide whether to grant the Ordinary Bonus as follows:

1.	If and to the extent that the Committee believes that the Going Concern Note is due to the Company’s cash flow difficulties, then the Ordinary Bonus for the year 2016 and/or 2017 (as applicable) will not be paid.

2.	If and to the extent that the Committee believes that the Going Concern Note is not due to a difficulty in the cash flow of the Company, then it may approve the Ordinary Bonus for the year 2016 and/or 2017 (as applicable) in whole or in part according to the circumstances of the case.

Reasons for the Proposal

The cancellation of the limitation with respect to the entitlement of the Ordinary Bonus of 2016 and/or 2017 in case there is an Going Concern Note, is fair and reasonable since if the CEO’s hard work and efforts indeed bear fruit and the bonus objectives set for the CEO has been achieved in full, then there is no reason to automatically deprive him of the Ordinary Bonus.

Required Approval

Pursuant to the Companies Law, the approval of compensation to CEO (including, under certain circumstances, its amendment) requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest (as defined above) in the resolution vote in favor of the proposal; or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who vote against the proposal does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on this proposal indicate whether the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the amendments to the compensation package for our current CEO, Mr. Doron Moshe.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item No. 4

TO APPROVE THE CONSULTING FEES FOR MR. DORON MOSHE (OUR CURRENT CEO) IN RESPECT OF CONSULTING SERVICES HE WILL PROVIDE TO THE COMPANY AS OF JANUARY 1, 2018 (i.e., AFTER TERMINATION OF HIS SERVICES AS CEO)

At the Meeting, you will be asked to approve the consulting fees for Mr. Doron Moshe (our current CEO) in respect of consulting services he will provide to the Company as of January 1, 2018 (i.e., after termination of his service as CEO).

Background

●	On July 31, 2017 the Company announced that Mr. Doron Moshe, its CEO, will cease to serve as the CEO effective as of January 1, 2018.

●	Mr. Moshe is involved in the process of selling two significant assets of the Company, and the Company is interested that Mr. Moshe will continue to assist with the consummation of the transactions for realization of those assets after January 1, 2018 (if and to the extent that those assets will not be sold by then) by providing consulting services to the Company. The consulting services will be provided in accordance with the Company’s requirements, which will show due consideration, to the extent possible, to Mr. Moshe’s time constraints in assuming another position in another corporation.

●	In respect of the consulting services, Mr. Moshe will be entitled to consulting fees in connection with each of those transactions as follows:

✓	Insofar as the property in Bangalore and/or the property in Chennai are not sold until the end of the term of office of Mr. Moshe (as CEO of the Company), Mr. Moshe will assist with the consummation of a sale of those assets. If either said transaction is completed and the consideration is received by the Company no later than December 31, 2018, then Mr. Moshe will be entitled to a payment of NIS 94,640, which will be paid to him immediately after receipt of the proceeds of the sale by the Company, regardless of the amount of the sale.

●	Insofar as an agreement and/or MOU for the sale of the Radisson Hotel is not signed and consummated until the end of the term of office of Mr. Moshe (as CEO of the Company)[5], Mr. Moshe will assist in the consummation of such a transaction. If the said transaction is completed and the consideration is received by the Company no later than June 30, 2018, then Mr. Moshe will be entitled to a payment Depending on the selling price of the property, which will be paid to him immediately after receipt of the sale proceeds by the Company. The consulting fees for Mr. Moshe for his consulting services will be paid in full (100%) immediately upon the completion of the relevant transaction and receipt of the consideration by the Company and without any delay or deployment of the consulting fee and without any other restriction by virtue of the Company’s Compensation Policy.

Reasons for the Proposal

●	Mr. Moshe has held various positions in the company for more than 15 years and therefore knows the company well.

●	Following the Restructuring Plan, the Company realizes its various assets and uses the proceeds to repay debts to its creditors. The realization procedures are complex, inter alia, since these are assets located in different countries and have a long and complex history. The Company is managed by only three office holders and Mr. Moshe is the most senior officer. Therefore, the Company needs the knowledge and assistance of Mr. Moshe in order to execute the sale transactions of those assets.

●	The proposed consulting fees do not exceed the compensation offered to Mr. Moshe for consummation of transactions for the sale of the said assets until December 31, 2017 while still serving as CEO.

Required Approval

The consulting services will be provided as of January 1, 2018 after Mr. Moshe ceases to serve as the Company’s CEO and therefore it is no longer subject to the Company’s Compensation Policy and to the series of approvals under the Companies Law. However, the Company decided to have the consulting fees brought for approval by the Compensation Committee, the Board of Directors and the General Meeting of Shareholders for the sake of caution only, and notwithstanding the fact that it is not obligated to do so.

Therefor the approval of consulting fees to CEO will require the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest (as defined above) in the resolution vote in favor of the proposal; or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who vote against the proposal does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on this proposal indicate whether the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the consulting fees for consulting services that Mr. Moshe (the current CEO) will provide to the Company as of January 1, 2018, following termination of his services as CEO.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

[5]	On August 18, 2017, the Company announced that it signed a LOI for the sale of the Radisson Hotel.

Item No. 5

APPROVAL OF AN AMENDMENT TO THE COMPENSATION FOR OUR CFO, MRS. YAEL NAFTALI, FOR , SERVICES AS BOTH THE CFO OF THE COMPANY AND THE CEO OF ELBIT MEDICAL TECHNOLOGIES LTD. AS OF JANUARY 1, 2018

At the Meeting, you will be asked to approve an amendments to the compensation package for our CFO, Mrs. Yael Naftali.

Pursuant to the Companies Law, approval of compensation to an officer of the Company that is inconsistent with its Compensation Policy is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders (with a special majority vote), in that order.

Background

●	In accordance with the provisions of the management agreement between the Company and Elbit Medical Technologies Ltd. (a subsidiary of the Company) (“Elbit Medical” and the “Management Agreement”, accordingly), the Company gives Elbit Medical, inter alia, services of Chief Executive Officer. To date the CEO services are performed by Mr. Doron Moshe.

●	On July 31, 2017, the Company announced that Mr. Doron Moshe, its CEO will cease to serve as the CEO of the Company (and of Elbit Medical) effective as of January 1, 2018.

●	In accordance with the provisions of the Management Agreement, the Company intends to propose to Elbit Medical’s board of Directors to approve that Mrs. Naftali will serve as the CEO of Elbit Medical as of January 1, 2018, following Mr. Doron Moshe’s resignation.

●	Mrs. Naftali was appointed as our Chief Financial Officer on May 1, 2016. In addition, Ms. Naftali served as our Chief Controller from 2010 until 2016. Mrs. Naftali also serves as Chief Finance Officer of Elbit Medical.

●	Accordingly, as of January 1, 2018, the CFO will assume the position of Elbit Medical’s CEO (until now has been performed by the current CEO, Mr. Doron Moshe).

●	Therefore, assuming that Elbit Medical’s board of Directors will appoint Mrs. Naftali to serve as its CEO, it is proposed to amend the CFO’s compensation package in a manner consistent with the additional roles and responsibilities it assumes, as follows:

component	Current compensation	Proposed amendment
Salary	NIS 50,000 per month	As of January 2019 the salary will increase to NIS 52,500 per month
Ordinary bonus	Cash bonus of up to 4 salaries for achieving the Company goals determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy and provided however that the financial statement does not include a note regarding Going concern (“Going Concern Note”).

Cash bonus of up to 4 salaries for achieving the Company goals determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy.

In addition, and notwithstanding the provisions of the Company’s Compensation Policy, in case there is a Going Concern Note, then the entitlement to a bonus for that year (beginning from the year 2016) will be brought for further discussion and approval before the Compensation Committee, which will decide whether to grant the bonus as follows:

1. If and to the extent that the Committee believes that the Going Concern Note is due to the Company’s cash flow difficulties, then the bonus will not be paid.

2. If and to the extent that the Committee believes that the Going Concern Note is not due to a difficulty in the cash flow of the Company, then it may approve the bonus in whole or in part according to the circumstances of the case.

Options	The CFO was granted 6,371,100 options exercisable into 3,185,550 shares of Elbit Medical Technologies Ltd. The options are exercisable until December 31, 2018 (“Expiry Date”).	If the CFO will remain in office after December 31, 2018, then the Expiry Date will be extended to December 31, 2019.
Retirement Bonus	The CFO is entitled to receive a retirement bonus equal to 5 salaries (2 salaries calculated based on the gross monthly salary and 3 salaries calculated based on the cost of salary to the Company).	The CFO will be entitled to receive a retirement bonus equal to 6 salaries (3 salaries calculated based on the gross monthly salary and 3 salaries calculated based on the cost of salary to the Company).
Special Bonus	Cash bonus based on the realization of two main assets of the Company.

Cash bonus based on the realization of two main assets of the Company; and

A NIS 255,000 bonus if and to the extent that the following two criteria are met:

(i) Full repayment of the Company’s notes (series I); and (ii) continuous employment of the CFO by the Company until December 31, 2019 (provided however that the CFO’s term of office was not terminated by the Company except for termination for cause).

Notice (prior to termination of employment)	Two month prior notice
Additional benefits	Unchanged (pension fund, cellular phone, Keren Hishtalmut, sick leave, convalescence etc.)
Directors and Officers Liability insurance policies and the Company’s indemnification	Unchanged

General

1.	Except for the changes described above, there will be no other change in the compensation package of the CFO.

2.	These compensation terms shall be in effect from January 1, 2018. Any modification or extension of such terms shall be made pursuant to the requisite corporate approvals. For the avoidance of doubt, this amendment shall be subject to continued appointment of the CFO as the CFO of the Company and as the CEO of Elbit Medical.

Reasons for the Proposal

●	The Company is managed by only three office holders, and Mrs. Naftali is one of them.

●	Upon the Company’s announcement that Mr. Doron Moshe, its CEO, will cease to serve as the CEO effective as of January 1, 2018, the Company considered the possibility of finding a new CEO for Elbit Medical.

●	After giving serious consideration, the Board of Directors decided that there was no reason to hire a new CEO for Elbit Medical, and that it was preferable to appoint Mrs. Naftali as CEO of Elbit Medical.

●	The proposed compensation does not exceed the limits set in the Compensation Policy, except for the retirement bonus and the special bonus.

Regarding the special bonus, currently the main goal of the Company is to repay the debt to its (series I) noteholders, and therefore it is appropriate to create an additional incentive for the CFO which is related directly to this goal.

Regarding the retirement bonus, the requirement to increase it by an additional month in terms of employer’s cost is reasonable, and even though it deviates from the Compensation Policy, it is a relatively minor deviation that constitutes an important improvement for the office holder, inter alia, given that the company actually realizes most of its assets So that in the end the company will cease operating and therefore it is important to create an incentive for the CFO to stay in the Company (by approving suitable retirement conditions).

Moreover, the retirement bonus is reasonable in view of the fact that the CFO has been employed by the Company for more than seven years in which she has capably performed her role.

●	The proposed amendments constitute an appropriate compensation for the CFO for the positions she takes upon herself and the responsibility imposed on her, taking into account, inter alia, that the company is currently managed by only three office holders and the CFO is one of them.

●	The proposed amendments matches the qualifications, education and experience of the CFO as well as her achievements in the years in which she serves as the Company’s CFO and Elbit Medical CFO .

●	The cancellation of the limitation with respect to the entitlement of the Ordinary Bonus (as of the year 2016) in case there is a Going Concern Note is fair and reasonable, since if the CFO’s hard work and efforts indeed bear fruit and the objectives set for her have been achieved in full, then there is no reason to automatically deprive her of the Ordinary Bonus.

Required Approval

Pursuant to the Companies Law, the approval of compensation to an officer of the Company that is inconsistent with its Compensation Policy requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the Shares of non-controlling shareholders and shareholders who do not have a personal interest (as defined above) in the resolution vote in favor of the proposal; or (ii) the total number of Shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who vote against the proposal does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on this proposal indicate whether the shareholder has such a personal interest.  Otherwise, the shareholder is not eligible to vote on this proposal.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the amendments to the compensation package for our CFO, Mrs. Yael Naftali, for her services as both the Company’s CFO and Elbit Medical CEO, effective from January 1, 2018.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item No. 6

APPROVAL OF A CONSULTING AGREEMENT WITH OUR DIRECTOR, MR. BOAZ LIFSCHITZ

At the Meeting, you will be asked to approve a consulting agreement with our director, Mr. Boaz Lifschitz.

Pursuant to the Companies Law, approval of compensation to a director of the Company (including for consulting services other than his services as a director) is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders, in that order.

Background

●	Mr. Lifschitz has been providing the Company with ongoing consulting services regarding its activity in the bio-medical field (i.e., its indirect holdings in Insightec Ltd. and Gamida-Cell Ltd.) (the “Services”) as of August 2014.

●	Such Services include, inter alia:

o	Serving as board member of Insightec Ltd. and of Gamida-Cell Ltd.

o	Attending meetings and holding discussions, from time to time, for purposes of oversight and development of the Company’s investment in Insightec Ltd. and in Gamida-Cell Ltd; and

o	Consulting regarding negotiation procedures as well as review of business transactions; advice regarding investments; preparation and analysis of business plans; and strategies and other related services.

●	The consulting agreement with Mr. Lifschitz ended and the Company wishes to renew the consulting agreement for additional year (i.e., from October 14, 2017 until October 14, 2018) (the “Period”).

●	In consideration for the Services during the Period, Mr. Lifschitz will be entitled to consulting fees calculated as follows:

o	Annual compensation for serving as a member of the board of directors of both Insightec Ltd. and Gamida-Cell Ltd. in the total amount of NIS 29,270; and

o	NIS 930 for each meeting of the board of directors or any of its committees of Insightec Ltd. and Gamida-Cell Ltd. that he attends in person.

●	Such fees shall be made in addition to the fees Mr. Lifschitz is entitled to in his capacity as a member of the board of directors of the Company and in his capacity as a member of the board of directors of Elbit Medical.

Reasons for the Proposal

●	Our Compensation Policy enables us to enter service agreements with our directors.

●	Mr. Lifschitz possesses considerable experience in the financial field, with emphasis on the bio-medical sector, as a result of his experiences as an entrepreneur in the field of medical technologies.

●	Our bio-medical activity is of substantial importance in our business strategy. Mr. Lifschitz is well positioned to assist our management in overseeing our bio-medical activity and supporting its unique requirements.

●	The compensation proposed hereof will serve as an adequate incentive to Mr. Lifschitz in providing the services required hereof in an efficient and dedicated manner.

●	The proposed compensation balances between the amount of time invested in the consulting services (with an emphasis on the number of meetings in which Mr. Lifschitz will participate) and the amount of the consulting fees.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter will be required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the consultancy agreement with Mr. Boaz Lifschitz for providing the Company with ongoing consulting services regarding its activity in the bio-medical field”.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item No. 7

RE-ELECTION OF DIRECTORS

At the Meeting, up to four (4) directors are nominated to be re-elected,, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected or until their successors have been duly elected, unless any such office is earlier vacated under any relevant provision of our Articles of Association or applicable laws or regulations.

Pursuant to the Companies Law, election of directors is subject to the approval of the general meeting of the shareholders.

Background

The following four (4) individuals have been nominated to serve as directors by our Board of Directors: Alon Bachar, Ron Hadassi, Boaz Lifschitz and Nadav Livni (the “Nominees”).

Each of the nominees has confirmed that he has the ability to serve on our board of directors. Each of the Nominees has attested that he meets all requirements under the Companies Law in connection with his tenure as a director, per the statement substantially in the form attached hereto as Exhibit B.

In addition, the Nominees have indicated their availability for election. In the event that any of the Nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

In the event that the directors shall at any time be reduced in number to less than four (4), under our Articles of Association the board of directors may only act in an emergency situation (as determined in its absolute discretion) and may appoint one or more directors and call one or more general meetings of shareholders for any purpose. A director elected to fill a vacancy will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders at which one or more directors are elected, unless his office becomes vacant earlier in accordance with the provisions of our Articles of Association.

We are not aware of any reason why any of the Nominees, if elected, would be unable to serve as a director.

A brief biography of each Nominee is set forth below, in alphabetical order by last name:

Alon Bachar. Mr. Bachar, 47, has served as a member of our Board of Directors since March 2014.  Mr. Bachar has served as the Chief Financial Officer of the Bronfman-Fisher Group since 2006, as the Chief Executive Officer of Isralom Properties Ltd. since 2012, and in addition currently serves as a director of Shefa Success Logistic (B.P) Ltd. (former name - Palace Industries (P.I.) Ltd.) and as a director of Elbit Medical Technologies Ltd. Mr. Bachar served in the past as a director of various private and public companies, such as Shufersal Ltd. From 2003 until 2006, Mr. Bachar served as the Deputy Chief of the corporate division of Bank of Jerusalem Ltd. From 1999 until 2003, Mr. Bachar served as Credit Officer of the corporate division in the Industrial Development Bank of Israel Ltd. From 1996 until 1999, Mr. Bachar served as an Analyst and Credit Officer in the corporate division of Bank Leumi L’Israel B.M. Mr. Bachar holds a B.A in Economics from Tel Aviv University, as well as an MBA from Ben-Gurion University.

Ron Hadassi. Mr. Hadassi, 51, has served as the Chairman of our Board of Directors since March 2014.  Mr. Hadassi has served as Senior Manager of the Bronfman-Fisher Group since 2002, as well as the Vice Chairman of Shufersal Ltd., Isralom Properties Ltd., and Shefa Success Logistic (B.P) Ltd. (former name - Palace Industries (P.I) Ltd.). Mr. Hadassi also served until the summer of 2015 as Executive Chairman and until March 2014 as acting Chief Executive Officer of Nanette Real Estate Group N.V. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), where he continues to serve on the board and as Chairman of a subsidiary. Mr. Hadassi serves as the chairman of the board of Elbit Medical Technologies Ltd and as the chairman of the board of Plaza centers N.V. Mr. Hadassi serves as a director of the Carmel Winery. Mr. Hadassi has served on the boards of public companies, including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group N.V. Ltd. and Olimpia Real Estate Holdings (as well as its subsidiaries). Mr. Hadassi is a banking and finance professor at Hebrew University, Jerusalem, the Interdisciplinary Centre, Herzeliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL.B and a MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

Boaz Lifschitz. Mr. Lifschitz, 48, has served as a member of our Board of Directors since March 2014.  Mr. Lifschitz is a co-founder and General Partner of Peregrine Ventures, a venture capital fund founded in 2001. Mr. Lifschitz previously served as Chief Operating Officer and Chief Financial Officer of VisionCare Opthalmic Technologies. Mr. Lifschitz currently serves as Chairman of Cartiheal Ltd. and is a board member of other privately held companies. He previously served on the board of Neovasc Inc. (NVCN). Mr. Lifschitz holds a B.Sc. from Bar-Ilan University as well as a M.Sc. from Boston University jointly with Ben Gurion University.

Nadav Livni. Mr. Livni, 41, has served as a member of our Board of Directors since March 2014.  Mr. Livni is the founder and Managing Director of The Hillview Group, an independent Merchant Bank based in London. Since 2006, The Hillview Group has expertly managed over $3 billion of strategic capital market transactions and principal investments across Central and Eastern Europe, Russia, Africa and the U.S. During his 20 year career, Nadav has advised governments, controlling shareholders and entrepreneurs on all aspects of capital markets transactions. In previous roles at Deutsche Bank, Goldman Sachs and KPMG, Nadav participated in over $100 billion of transactions in the real estate, financial services, healthcare and consumer sectors, specializing in mergers and acquisitions, structuring innovative funds and all aspects of capital raising in the public and private markets. Nadav is a qualified Chartered Accountant, holds a Bachelor of Commerce from the University of the Witwatersrand, a MSc. in Finance from City University Business School and is a guest speaker at London Business School on the topics of private equity and real estate investment.

Required Approval

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of each nominee set forth above. The voting on this proposal shall be conducted in respect of each director nominee separately.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Alon Bachar be and hereby is re-elected to serve as a member of the board of directors of the Company.”

“RESOLVED, that Ron Hadassi be and hereby is re-elected to serve as a member of the board of directors of the Company.”

“RESOLVED, that Boaz Lifschitz be and hereby is re-elected to serve as a member of the board of directors of the Company.”

“RESOLVED, that Nadav Livni be and hereby is re-elected to serve as a member of the board of directors of the Company.”

Item No. 8

ELECTION OF DIRECTOR

At the Meeting, Nitzan Gozlan (“Ms. Gozlan”) is nominated to be elected, for the first time, as a director on the Company’s Board of directors, until the close of the next Annual General Meeting of Shareholders at which he will be elected or until his successor have been duly elected, unless his office is earlier vacated under any relevant provision of our Articles of Association or applicable laws or regulations.

Pursuant to the Companies Law, election of director is subject to the approval of the general meeting of the shareholders.

Background

Ms. Gozlan have been nominated to serve, for the first time, as a director by our Board of Directors.

Ms. Gozlan has confirmed that he has the ability to serve on our board of directors, and attested that he meets all requirements under the Companies Law in connection with his tenure as a director, per the statement substantially in the form attached hereto as Exhibit B.

In addition, Ms. Gozlan has indicated his availability for election. In the event that Ms. Gozlan should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

We are not aware of any reason why Ms. Gozlan, if elected, would be unable to serve as a director.

A brief biography of Ms. Gozlan is set forth below:

Nitzan Gozlan. Ms. Gozlan, 52, is a co-founder of a company that provides lectures on the topic of financial management of companies, and a Lecturer at the MA program in Kibbutzim Education College, Tel Aviv. From 2011 until 2016 Ms. Gozlan served as an external director, chairman of the accounting balance committee and a member of the audit committee of Isralom Properties Ltd. From 1996 until 1998 she served as a Head of Policy Production Department in Peltours Insurance Company Ltd. From 1994 until 1995 Ms. Gozlan served as an Internal Auditor in Egud Bank Ltd and from 1991 until 1994 she served as a business analyst in Dan and Bradstreet, Israel LTD. Ms. Gozlan holds a BA in Finance and Marketing and an MA in Educational Management and Leadership, both from the Centre for Academic Studies, Or Yehuda, Israel. In addition, Ms. Gozlan holds a Ph.D in Education from the International University of Business & Law – IUBL, USA.

Required Approval

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter is required for the approval of the election of Ms. Gozaln.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Nitzan Gozlan be and hereby is elected to serve as a member of the board of directors of the Company.”

Item No. 9

APPROVAL OF COMPENSATION FOR OUR DIRECTORS

At the Meeting, the shareholders will be asked to approve compensation for our directors, other than our Chairman of the Board, Mr. Ron Hadassi.

Pursuant to the Companies Law, approval of compensation to a director of the Company is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders, in that order.

Background

We propose to pay our directors (none of whom are executive officers of the Company) the same compensation that we used to pay to our external directors.

The compensation of external directors is governed by regulations promulgated under the Companies Law (the “Compensation Regulations”), which allows to pay to external directors annual fee and additional fee for attending meetings of the board of directors and any of its committees, in an amount not to exceed the maximum amount stated in the Compensation Regulations as updated from time to time, in accordance with the Company’s equity level (to be determined in each financial year in accordance with the provisions of the Compensation Regulations) and as detailed in Sections 4 and 5 of the Compensation Regulations. These maximum amounts, which are based on the company’s shareholders’ equity attributable to equity holders of the Company as of the end of the previous year, were NIS 49,410 (approximately $14,117) per year and NIS 3,300 (approximately $943) per meeting. Pursuant to the Company’s Compensation Policy, directors will also be reimbursed for expenses as approved from time to time by the Compensation Committee.

The currency translations set forth above are provided for the purpose of convenience, based on the representative exchange rate published by the Bank of Israel on November 7, 2017.

Reasons for the Proposal

●	The proposed compensation is intended to compensate the directors for their services to the Company and contributions to its development and is in accordance with the Company’s Compensation Policy.

●	The proposed compensation is reasonable considering, among others, the size and complexity of the Company, the challenges that the Company faces and the amount of time and effort required to fulfill the duties of a director.

●	The proposed director compensation is in the best interests of the Company.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter will be required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation terms of the Company’s current and future directors, other than our Chairman of the Board, Mr. Ron Hadassi, all as described in the Proxy Statement.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Item No. 10

APPROVAL OF AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION AND LETTER OF INDEMNIFICATION

At the Meeting, the shareholders will be asked to approve amendment to the company’s Articles of Association and letter of indemnification for our officers in connection with the indemnification amount.

Pursuant to the Companies Law, approval of compensation to a director of the Company (including letter of indemnification), is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders, in that order.

Background

Our Articles of association (“AOA”) and our letter of indemnification determine that the aggregate indemnification amount is as follows:

“The aggregate indemnification amount paid pursuant to Article 57(b)(ii) shall not exceed the lower of (i)25% of the shareholders’ equity of the Company as of the date of actual payment by the Company of the indemnification amount (as set forth in the Company’s most recent consolidated financial statements prior to such payment); and (ii) 40 million USD, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company, with respect to matters covered by such indemnification.”

To date, shareholders’ equity of the Company is negative and therefore the actual indemnification amount to officers is zero. Therefore, we suggest to amend the Company AOA and Letter of Indemnification (to all officers of the Company) to determine that the indemnification amount shall not exceed 40 million USD.

Accordingly, section 57(b)(iii) to the Company AOA shall be replaced with the following:

“The aggregate indemnification amount paid pursuant to Article 57(b)(ii) shall not exceed 40 million USD, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company, with respect to matters covered by such indemnification.”

Reasons for the Proposal

●	To date the equity of the Company is negative and therefore there is no real value to the undertaking to indemnify officers in the amount not greater than 25% of the Company’s equity.

●	Indemnification of officeholders is a common component of their terms of office that allows the officers of the Company to fulfill their duties without the fear of being sued, and therefore it is important for the Company to have a valuable indemnification mechanism.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, to approve the amendment of Article 57(b)(iii) of the Articles of Association of the Company to read as follows:

“The aggregate indemnification amount paid pursuant to Article 57(b)(ii) shall not exceed 40 million USD, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company, with respect to matters covered by such indemnification”

IT IS HEREBY FURTHERE RESOLVED, to approve the amendment of the Company’s D&O letter of indemnification so that the aggregate indemnification amount shall not exceed USD 40 million.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Item No. 11

APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer (A Member of EY Global) (“EY Israel”), as our independent auditors until next year’s Annual General Meeting of Shareholders and to authorize the Company’s Board of Directors, subject to the approval of the audit committee, to determine their fees.

The reappointment has been recommended by our audit committee of the Board of Directors, which is also authorized to pre-approve the fees of our independent auditors, in accordance with the Sarbanes-Oxley Act of 2002.

EY Israel has served as our auditors since July 2017 and has no relationship with us or with any of our affiliates, except as our independent auditors.

Required Approval

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the re-appointment of EY Israel as our independent auditors until next year’s Annual General Meeting of Shareholders;

IT IS HEREBY FURTHERE RESOLVED, to authorize the board of directors, subject to the approval of the audit committee, to determine the auditor’s fees.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Item No. 12

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Our audited financial statements for the years ended December 31, 2016 will be included in our Annual Report on Form 20-F which are expected to be published prior to the date of the Meeting. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2017 Annual Meeting of shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our CEO at the following address: 7 Mota Gur Street, Petach Tikva, Israel, Attention: Mr. Doron Moshe, CEO. For a shareholder proposal to be considered for inclusion in the Meeting, our CEO must receive the written proposal no later than November 14, 2017. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than November 21, 2017.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting. However, if any other matters requiring a vote of the shareholders arises, including any matters or motions dealing with the conduct of the Meeting, it is the intention of the persons named in the attached form of proxy to vote such proxy in accordance with their best judgment.

Your prompt action is required to vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign a form of proxy and return it to us, so that it is received at our offices at least four hours before the Meeting.

By Order of the Board of Directors,

Mr. Ron Hadassi
Chairman of the Board of Directors

November 7, 2017

Exhibit A

Proposed amendment to the compensation package for Ron Hadassi as Chairman and CEO as of January 1, 2018

component	Current compensation	Proposed amendment
Scope of work	50%	80%
salary	NIS 31,200 per month (linked to the Israeli Consumer Price Index, and updated annually on January 1st)	NIS 60,000 per month (linked to the Israeli Consumer Price Index, and updated annually on January 1st)
Notice	Mr. Hadassi is be entitled to a two month notice period prior to termination of his employment/services to the Company.	Mr. Hadassi shall be entitled to a three month notice period prior to termination of his employment/services to the Company.
Retirement Bonus	Mr. Hadassi is be entitled to receive a retirement bonus of NIS 280,000.	Mr. Hadassi shall be entitled to receive a six salaries retirement bonus (i.e NIS 360,000).
Additional benefits	Mr. Hadassi will be entitled to additional payments, benefits and expenses, including a company car and related expenses, living expenses (in connection with his position) income tax and VAT( to the extend applicable) in the total amount of 55% of his proposed salary, including any applicable taxes deriving from the salary and benefits
Ordinary bonus	Cash bonus of up to 4 salaries for meeting Company goals determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy and provided however that the financial statement does not include a note regarding Going concern (“Going Concern Note”).

Cash bonus of up to 5 salaries (i.e. NIS 300,000) for achieving Company goals determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy.

In addition, And notwithstanding the provisions of the Company’s Compensation Policy, in case there is a Going Concern Note, then the entitlement to a bonus for that year (beginning from the year 2016) will be brought for further discussion and approval before the Compensation Committee, which will decide as follows:

1. If and to the extent that the Committee believes that the Going Concern Note is due to the Company’s cash flow difficulties, then the bonus will not be paid.

2. If and to the extent that the Committee believes that the Going Concern Note is not due to a difficulty in the cash flow of the Company, then it may approve the bonus in whole or in part according to the circumstances of the case.

Special Bonus

Cash bonus based on the realization of two main assets of the Company.

Annual Bonuses (Cash Bonus plus Special Bonus) for each of the years 2018 to 2019 shall not exceed the aggregated amount equal to NIS 560,000, subject to the specific terms set in the Company’s Compensation Policy.

Options	Unchanged
Directors and Officers Liability insurance policies and the Company’s indemnification	Unchanged

General

1.	Except for the changes detailed above, there will be no other change in the compensation package of Mr. Hadassi as approved by the shareholders meeting that was held on October 13, 2016. For additional information regarding the current compensation package of Mr. Ron Hadassi see Exhibit B to the form 6-K that the Company filed on September 6, 2016.

2.	These compensation terms shall be in effect from January 1, 2018. Any modification or extension of such terms shall be made pursuant to the requisite corporate approvals. For the avoidance of doubt, this agreement shall be subject to Mr. Hadassi’s annual re-election to the Company’s Board of Directors and his continued appointment as the Chairman of the Company’s Board of Directors and the Company CEO.

3.	The aforementioned compensation does not take into account the compensation paid to Mr. Hadassi by Plaza centers N.V. for his services as chairman of the board of directors of Plaza centers N.V. in the amount of approximately $216,000 ( approximately NIS 756 thousands ) per year. For the avoidance of doubt, the fees for services to Plaza centers N.V. are paid by Plaza centers N.V. from its own resources.

Exhibit B - Form of Statement of a Candidate to Serve as a Director

Date: _____ __, _____

To: _____ Ltd. (the “Company”)

Re: Declaration of a Nominee to Serve as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 (the “Law”)

I, the undersigned, _________ I.D. No._________, a resident of the state of _________, whose address is ____________, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to continue to serve as a director of the Company, which is a public company incorporated in Israel, and the securities of which are traded on both the NASDAQ and the Tel Aviv Stock Exchange Ltd. (the “TASE”).

2.	I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law. An unofficial translation of these Sections, as in effect as of the date hereof, is attached hereto as Annex A and is an integral part of this declaration.

3.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company’s special needs and its size.

4.	I have the education, qualification, academic degrees (the degree, the name of institute which the degree was granted from and the year of such granting), as detailed in my Curriculum Vita and as detailed in the documents evidencing these academic degrees, attached hereto as Annex B and Annex C, respectively, which are integral parts of this declaration.

5.	My other positions or affairs do not create, and are not liable to create, any conflict of interest with my position as a director of the Company, nor will they harm my ability to serve as a director of the Company.

6.	I am aware of the requirements of the Law with regard to serving as a director, including among other things, the service period, termination of service, membership in the Company’s committees, etc.

7.	I hereby undertake to fulfill all the requirements provided by law for directors in a company. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s Chairman of the Board immediately, in accordance with Section 227A of the law as set forth in Annex A to this declaration.

8.	Please mark X in the applicable box:

☐	I possess accounting and financial expertise in accordance with the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005, (the “Companies Regulations”).

☐	I possess professional expertise in accordance with the Companies Regulations.

☐	I do not possess professional expertise or an accounting and financial expertise in accordance with the Companies Regulations.

An unofficial translation of the Companies Regulations, as in effect as of the date hereof, is attached hereto as Annex D and is an integral part of this declaration.

9.	I am aware of the duties of notice which I am subject to pursuant to Section 227A of the Law and I hereby undertake to fulfill them as required. An unofficial translation of Section 227A, as in effect as of the date hereof, is attached hereto as Annex A.

10.	I am aware that my declaration herein, shall be brought before the appointing organ of the Company prior to my appointment as a director and before the Annual General Meeting on the agenda of which is the nomination of the Company’s directors and which shall serve the appointing organ of the Company for considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criteria established in accordance with the Law. I am also aware that this declaration shall be kept in the Company’s registered office and shall be open for inspection by any person and shall be published in the Company’s public reports.

11.	This is my name, this is my signature and the facts stated above are true.

Name	I.D.	Signature

28

ELBIT IMAGING LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Doron Moshe, CEO of the Company, and Yael Naftali, the CFO of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them (The “Proxies”), to represent and to vote on behalf of the undersigned all the Ordinary Shares in the Company which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 7 Mota Gur Street, Petach Tikva, Israel, on December 14, 2017 at 11:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Special General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

(Continued and to be signed on the reverse side)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ELBIT IMAGING LTD.

December 14, 2017

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE MANNER DETAILED IN THE PROXY STATEMENT. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If any other business properly comes before the Annual and Special General Meeting, the proxies named herein will vote upon such matters in accordance with their best judgment.

Proposal 1: To reappoint the following incumbent directors (the “Nominees”), each to hold office until the close of the next Annual General Meeting of Shareholders.

7.1. Alon Bachar	☐ For	☐ Against	☐ Abstain
7.2. Ron Hadassi	☐ For	☐ Against	☐ Abstain
7.3. Boaz Lifschitz	☐ For	☐ Against	☐ Abstain
7.4. Nadav Livni	☐ For	☐ Against	☐ Abstain

Proposal 2: To appoint Ms. Nitzan Gozlan (“Ms. Gozlan”) as a director on the Company’s Board of directors, until the close of the next Annual General Meeting of the Shareholders.

☐ For	☐ Against	☐ Abstain

Proposal 3: To approve compensation for the Nominees and for Ms. Gozlan, other than our Chairman of the Board, Mr. Ron Hadassi.

☐ For	☐ Against	☐ Abstain

Proposal 4: To approve the appointment of the company’s Chairman to serve also as the company’s CEO:

☐ For	☐ Against	☐ Abstain

Please indicate if you are a controlling shareholder of the Company or have a personal interest in the approval of this proposal.

(Please note: if you do not mark either Yes or No, your shares will not be voted).

☐ Yes	☐ No

2

Proposal 5: To approve an amendment to the compensation package of our Chairman, Mr. Ron Hadassi, for his services as both the Chairman and the CEO of the Company for a period of three years as of January 1, 2018.

☐ For	☐ Against	☐ Abstain

Please indicate if you are a controlling shareholder of the Company or have a personal interest in the approval of this proposal.

(Please note: if you do not mark either Yes or No, your shares will not be voted).

☐ Yes	☐ No

Proposal 6: To approve an amendment to the compensation package for our current CEO, Mr. Doron Moshe.

☐ For	☐ Against	☐ Abstain

Please indicate if you are a controlling shareholder of the Company or have a personal interest in the approval of this proposal.

(Please note: if you do not mark either Yes or No, your shares will not be voted).

☐ Yes	☐ No

Proposal 7: To approve the consulting fees for Mr. Doron Moshe (our current CEO) in respect of consulting services he will provide to the Company as of January 1, 2018 (i.e., after termination of his services as CEO).

☐ For	☐ Against	☐ Abstain

Please indicate if you are a controlling shareholder of the Company or have a personal interest in the approval of this proposal.

(Please note: if you do not mark either Yes or No, your shares will not be voted).

☐ Yes	☐ No

Proposal 8: To approve an amendment to the compensation of our CFO, Mrs. Yael Naftali.

☐ For	☐ Against	☐ Abstain

Please indicate if you are a controlling shareholder of the Company or have a personal interest in the approval of this proposal.

(Please note: if you do not mark either Yes or No, your shares will not be voted).

☐ Yes	☐ No

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Proposal 9: To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz.

☐ For	☐ Against	☐ Abstain

Proposal 10: To approve amendments to the Company’s Articles of Association and letter of indemnification regarding the indemnity amount.

☐ For	☐ Against	☐ Abstain

Proposal 11: To appoint Kost Forer Gabbay & Kasierer (a Member of EY Global) (“EY Israel”), as our independent auditors until the next annual general meeting of shareholders and to authorize the Company’s Board of Directors to determine their fees.

☐ For	☐ Against	☐ Abstain

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual and Special General Meeting.

Date: __________, 2017
Signature of Shareholder

Date: __________, 2017
Signature of Shareholder

When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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